Mail Stop 6010

July 1, 2008

Chenxi Shi
Chief Executive Officer, President and Secretary
Royaltech Corp.
1855 Talleyrand, Suite 203A,
Brossard, QC, Canada J4W 2Y9

> **Re: Royaltech Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed: June 17, 2008**
> **File No. 000-52716**

Dear Mr. Shi:

We have completed our review of your preliminary information statement on
Schedule 14C and have no further comments at this time.

Sincerely,

Suzanne Hayes
Branch Chief

cc: Larry Yen
Clark Wilson LLP
800 - 885 West Georgia Street
Vancouver B.C. V6C 3H1